EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended July 31, 2012, the O’Shaughnessy Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
All Cap Core Fund	$ (21)	$ 21	$ -
Enhanced Dividend Fund	8,981	666	(9,647)
Small/Mid Cap Growth Fund	(14)	(111)	125

The reclassifications have no effect on net assets or net asset value per share.